Exhibit 3

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE (I) ORDINARY GENERAL

SHAREHOLDERS MEETING AND (II) EXTRAORDINARY SHAREHOLDERS MEETING OF

CEMEX, S.A.B. DE C.V.1

Why are there two shareholders meetings?

Under Mexican law, certain matters can only be approved at an Ordinary Shareholders Meeting and other matters, such as the ones described in more detail further below, at an Extraordinary Shareholders Meeting. On April 5, 2018, CEMEX, S.A.B. de C.V. (“CEMEX”) will first have its Ordinary General Shareholders Meeting and will then have its Extraordinary Shareholders Meeting.

ORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Ordinary General Shareholders Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2017, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock, that the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders after they are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by the CEO of CEMEX, the reports of CEMEX’s Audit and Corporate Practices and Finance committees, the accounting policies and criteria report and the tax status report of CEMEX, in each case as required in accordance with applicable Mexican Securities Market Laws, Tax Laws and CEMEX’s by-laws. This proposal is standard for companies in Mexico at Ordinary General Shareholders Meetings. These documents are expected to be made available on CEMEX’s website by no later than March 5, 2018.

What is being proposed under item II of the agenda for the Ordinary General Shareholders Meeting?

The approval of a proposal for the allocation of profits for the year ended December 31, 2017. This proposal is also standard for companies in Mexico at these meetings. The details of the proposal are expected to be made available on CEMEX’s website by no later than March 5, 2018.

[1]	This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this document.

What is being proposed under item III of the agenda for the Ordinary General Shareholders Meeting?

Two things: (1) First, the extension up to 5 years (December 31, 2023) of CEMEX’s restricted stock compensation plan that forms part of the variable compensation paid to eligible employees; and (2) Second, to increase the capital stock of CEMEX in its variable portion through the issuance of treasury shares pursuant to the terms and conditions of the restricted stock compensation plan without triggering the preemptive rights that would otherwise be applicable under article 8 of CEMEX’s By-Laws. For general reference purposes, information about the compensation of CEMEX’s directors and senior management for the year ended December 31, 2016 is included in CEMEX’s 2016 annual report on Form 20-F filed with the SEC in 2017, and audited information about stock compensation paid for the year ended December 31, 2017 will be made publicly available by no later than March 5, 2018, together with the most relevant terms and conditions of the restricted stock compensation plan. Also, for background purposes, at CEMEX’s annual shareholder’s meeting held in February 2012, it was resolved to extend the restricted stock compensation plan until December 31, 2018. Again, it is now being proposed to extend this program until December 31, 2023.

What is being proposed under item IV of the agenda for the Ordinary General Shareholders Meeting?

The discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX shares or other instruments representative of CEMEX shares. The share buyback program being proposed would be of up to U.S.$500 Million during the remainder of 2018 and up until the next ordinary shareholders meeting. If the proposal is approved, purchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’ CEO or CEMEX’s Chief Finance Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of common stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, current CEMEX stock prices, market conditions and other factors. The share repurchase program may be suspended, modified or discontinued at any time and has no set expiration date. The ordinary general shareholders meetings to be held in each of the following years would need to approve the amount of the share buyback program for the remainder of such corresponding year up until the following ordinary shareholders meeting. Additional details, if any, on the proposed share buyback program are expected to be made available on CEMEX’s website by no later than March 5, 2018.

What is being proposed under items V, VI and VII of the agenda for the Ordinary General Shareholders Meeting?

In accordance with the laws of Mexico, for item V of the agenda, the approval of (i) the individuals that will be proposed during the meeting to be appointed as members of CEMEX’s Board of Directors and (ii) the individuals that will be proposed during the meeting to be appointed the President, respectively for each corresponding committee, and members of CEMEX’s Audit Committee and the Corporate Practices and Finance Committee; for item VI of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee and the Corporate Practices and Finance Committee; and for item VII of the agenda, the proposal to appoint the delegate or delegates to formalize the approved resolutions. These proposals are standard for companies in Mexico at these meetings. The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors and CEMEX’s Audit and Corporate Practices and Finance committees, respectively, as well as their proposed compensation, are expected to be made available on CEMEX’s website by no later than March 5, 2018.

EXTRAORDINARY SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Extraordinary Shareholders Meeting?

Although CEMEX has no current intent to announce any offering, in order to be prepared for opportunities that may arise in the market in the future as CEMEX prepares for its next stage to come, it is being proposed that CEMEX receive an authorization to issue shares if market conditions are eventually attractive and the use of proceeds from any share issuance are also attractive as per CEMEX’s current stated strategy. The authorization would provide CEMEX with the flexibility to issue either shares and/or convertible securities within a 5-year period after the shareholders meeting approval is obtained. In particular, CEMEX is seeking the approval of the proposal to (A) increase the variable part of CEMEX’s capital stock and (B) issue new convertible notes; for which it is also being proposed to increase the number of CEMEX’s authorized shares by up to 11,250 million additional non-subscribed shares of CEMEX (equivalent to up to 3,750,000,000 CEMEX Ordinary Participation Certificates, which is also equivalent 375 million CEMEX American Depositary Shares) to be held at CEMEX´s treasury so that such shares can in the future (i) be placed among investors or (ii) to ensure the conversion rights of any new convertible notes issued by CEMEX, in both cases without preemptive rights being applicable in accordance with the laws of Mexico and CEMEX’s bylaws. Additional details, if any, on the proposal is to be made available on CEMEX’s website by no later than March 5, 2018.

What is being proposed under item II of the agenda for the Extraordinary Shareholders Meeting?

The approval of the delegate or delegates to formalize the approved resolutions. This proposal is standard for companies in Mexico at these meetings.

GENERAL

Where can I get more information and documentation about CEMEX’s Ordinary General Shareholders Meeting and Extraordinary Shareholders Meeting?

For more information and documentation you should visit the “Investor Center” section on CEMEX’s website at www.cemex.com. Additional documentation will be made public at the “Investor Center” section on CEMEX’s website at www.cemex.com by no later than March 5, 2018.